Investment Office          (916) 795-3400 phone          (916) 796-2842 fax          www.calpers-governance.org

May 29, 2009

Dear Dollar Tree Inc. Shareowner:

VOTE “FOR” PROPOSAL #2 TO DECLASSIFY THE BOARD AT DOLLAR TREE

We are writing to urge you to vote FOR Proposal #2 at Dollar Tree Inc’s June 18, 2009 annual meeting of shareowners. CalPERS is the nation’s largest public pension fund with approximately $165 billion in assets and as of record date April 17, 2009, CalPERS owned approximately 73,150 shares of Dollar Tree common stock. Proposal #2 urges the Board to eliminate the present “classified board” structure, and give shareowners the right to elect all directors each year. We believe that a declassified board structure will promote board accountability and a culture focused on creating long-term value. CalPERS urges Dollar Tree shareowners to vote “FOR” Proposal #2.

LACK OF BOARD ACCOUNTABILITY & SHAREOWNER CONCERN

●
In 2008, shareowners overwhelmingly supported a proposal to declassify the company’s board of directors. This proposal, identical to proposal #2 on the proxy card this year, received the support of shareowners representing 67.72% of the shares outstanding. Despite the strong support of shareowners, the classified board remains in place.

●
Shareowners remain concerned about the company’s continued lack of meaningful response to investor wishes regarding the past shareowner proposal. On February 6, 2009, CalPERS was one of 21 investor signatories to a Council of Institutional Investors’ letter urging Dollar Tree to address board declassification consistent with majority shareowner support in 2008 [letter attached].

2009 DIRECTOR WITHHOLD VOTES AT DOLLAR TREE

We have had numerous conversations and ongoing dialogue with Lead Director Thomas Saunders and CEO Bob Sasser, and are convinced that they will once again ignore the majority of shareowners; regardless of the level of support that proposal #2 receives this year. The past behavior of Dollar Tree’s board does not warrant our support and we intend to withhold vote against the election of the following nominees: J. Douglas Perry, Thomas A. Saunders III, and Carl P. Zeithaml for failure to implement a majority passed shareowner proposal to declassify the board – and we urge you to do the same. We are supporting nominee Arnold S. Barron as a newly added Dollar Tree board member last year.

Please support this important initiative by voting FOR Proposal #2, and withhold vote against nominees Perry, Saunders, and Zeithaml.

CalPERS Public Employees’ Retirement System Shareowner Alert

YOUR VOTE IS IMPORTANT – VOTE FOR PROPOSAL #2
WITHHOLD FROM DIRECTORS PERRY, SAUNDERS, & ZEITHAML

●	Send a message by voting FOR proposal #2 on the Dollar Tree Inc. proxy card.

●	Withhold from director nominees Perry, Saunders, and Zeithaml.

●	Ensure every account, no matter how many or how few shares, supports this proposal.

●	Furthermore, we ask our fellow investors – to publicize their vote when cast. We believe this will further unite and encourage investors to both support – and benefit from – this campaign.

Please refer to the proxy statement for more information or call The Altman Group, Inc. who is assisting us with this effort toll-free at (201) 460-1200 if you have any questions.

Sincerely,

Eric Baggesen
Senior Investment Officer

PLEASE NOTE: CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

CalPERS Public Employees’ Retirement System Shareowner Alert

Suite 500  •  888 17th Street, NW  •  Washington, DC 20006  •  (202) 822-0800  •  Fax (202) 822-0801  •  www.cii.org

February 6, 2009

Macon F. Brock Jr.
Chair
Dollar Tree Inc.
c/o Corporate Secretary
500 Volvo Parkway
Chesapeake, VA 23320

Dear Mr. Brock:

On behalf of the Council of Institutional Investors and the undersigned member funds, I am writing to urge the Dollar Tree board to adopt the recommendations in a shareowner proposal that received majority support at the company’s 2008 annual meeting.

The Council is a not-for-profit association of 140 public, corporate and union pension funds with total assets that exceed $3 trillion. This is the Council’s second letter to you about this matter. We are disappointed that we have not received a response to our letter dated October 28, 2008, and that a review of Dollar Tree’s filings with the Securities and Exchange Commission and other reports suggests that the company has not acted on the proposal.

As you are aware, the proposal asking Dollar Tree to repeal the classified board won a majority of the votes cast for and against. The Council’s calculations exclude abstentions and broker non-votes.

As fiduciaries of pension plans, Council members are concerned about corporate performance and believe that boards should respond to majority-vote-winning shareowner proposals by adopting the recommended actions.

The Council and concerned members below urge the board to conduct a thoughtful and balanced analysis of the issues raised by the majority-vote-winning shareowner resolution. A committee of independent directors should perform the initial review. Senior management should not be involved. Council members encourage the board or committee to seek expert advice on the pros and cons of the measure.

Please share this letter with the full board. We look forward to your response, which will be posted on the Council’s Web site (www.cii.org). Please contact Council Analyst Laurel Leitner at (202) 261-7086 with any questions.

Sincerely,

Ann Yerger
Executive Director
Council of Institutional Investors

February 6, 2009

Daniel Pedrotty Director, Office of Investment AFL-CIO	Scott Zdrazil Vice President - Director of Corporate Governance Amalgamated Bank

David F. Stupar Executive Director Bricklayers & Trowel Trades International Pension Fund	Bill McGrew Portfolio Manager California Public Employees’ Retirement System

Dan Koeppel Executive Director Central Laborers' Pension Fund	Meredith Williams Executive Director Colorado Public Employees’ Retirement Association

Heather H. Williamson, CFA Senior Investment Manager ELCA Board of Pensions	Michael McCauley Senior Corporate Governance Officer Florida State Board of Administration (SBA)

Colin Melvin Chief Executive Officer Hermes Equity Ownership Services Ltd.	William R. Atwood Executive Director Illinois State Board of Investment

Warren Mart General Secretary-Treasurer International Association of Machinists and Aerospace Workers and Co-Chairman of the Board of Trustees IAM National Pension Fund	Michael Lostutter, CEBS, RPA Executive Director IUE-CWA Pension Fund

February 6, 2009

Michael A. Perez General Manager Los Angeles Fire and Police Pensions	Lance E. Lindblom President and CEO The Nathan Cummings Foundation

William G. Clark Director New Jersey Division of Investment	Thomas P. DiNapoli New York State Comptroller New York State Common Retirement Fund

Janet Cowell Treasurer North Carolina Retirement Systems	Carol Nolan Drake Chief External Affairs Officer Ohio Public Employees Retirement System

Denise L. Nappier Treasurer State of Connecticut	Michael Nehf Executive Director State Teachers Retirement System of Ohio

Joseph A. Dear Executive Director Washington State Investment Board